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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 January 4, 2006

                               LIHIR GOLD LIMITED

                             Level 7, Pacific Place
                      Cnr Champion Parade & Musgrave Street
                         Port Moresby, Papua New Guinea
                     (Address of principal executive office)

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Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

By:      /s/ Mark Laurie
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         Name   Mark Laurie
         Title: Company Secretary

Date:  4 January 2006
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                              [LIHIR GOLD LIMITED LOGO]

LIHIR GOLD LIMITED
INCORPORATED IN PAPUA NEW GUINEA                  STOCK MARKET CODES:
ARBN 069 803 998                                  ASX - LHG
                                                  NASDAQ - LIHRY
3 NOV 2005                                        POMSOX - LHG



                          LIHIR RESUMES FULL PRODUCTION

Lihir Gold Ltd has resumed full gold production following the recent landslide which interrupted production at the company's operations on Lihir Island.

The landslide, which occurred on the morning of October 9, destroyed a pipeline supplying water to the process plant, preventing gold production.

Partial production was restored late last week, after temporary water supply was sourced from within the pit area, sufficient to enable one autoclave to be put back into operation.

The water pipeline damaged in the slip was replaced and permanent supply re-established at midnight on October 31. Full production was progressively restored over the following two days.

The three autoclaves in the process plant have now been restarted and tested successfully.

As advised, gold production in the current quarter will be reduced to approximately 175,000 ounces, due to the plant shut-down. Production for the 2005 full year is expected to be around 600,000 ounces.

FOR FURTHER INFORMATION:
INVESTOR RELATIONS MANAGER JOE DOWLING.
PH +61 7 3229 5583, MOBILE 0421 587 755
JOE.DOWLING@LIHIR.COM.PG